UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January 2025

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒Form 40-F ☐

CONTENTS

As previously disclosed, on November 6, 2024, Lilium N.V. (the “Company” or “Lilium”) filed a motion for opening of regular insolvency proceedings with the competent insolvency court in Germany. Following the filing, the court opened preliminary insolvency proceedings. As previously reported on the Form 6-K filed on December 26, 2024, Lilium expected the court of Weilheim in Germany to open regular insolvency proceedings pertaining to the Company on December 30, 2024. On December 30, 2024, the court opened such regular insolvency proceedings. The Company does not expect any distributions to holders of its Class A ordinary shares in connection with the winding up process. Furthermore, all existing employment contracts with the Company have been terminated in accordance with German law. Additional information and background on the Company’s application for the proceedings may be found in Lilium N.V.’s Form 6-Ks filed with the U.S Securities and Exchange Commission (the “SEC”) on November 4, 2024, November 6, 2024, November 12, 2024, December 5, 2024, December 16, 2024, and December 26, 2024.

In addition, on December 31, 2024, Margaret M. Smyth resigned as a member of the Board of directors (the “Board”), as chair of the Sustainability Committee and as a member of the Audit Committee, with immediate effect. On January 4, 2025, Gabrielle Toledano resigned as a member of the Board, as chair of the Compensation Committee and as a member of the Audit Committee, with immediate effect. Ms. Smyth’s and Ms. Toledano’s resignations were not the result of any disagreement on any matters related to the operations of Lilium.

As previously reported on the Form 6-K filed on December 26, 2024, Lilium GmbH and Lilium eAircraft GmbH, the principal operating wholly-owned German subsidiaries (the “Subsidiaries”) of Lilium, signed an asset purchase agreement dated December 23, 2024 (the “Agreement”), with MUC Mobile Uplift Corporation GmbH (the “Purchaser”), pursuant to which the Purchaser intends to acquire the operating assets of the Subsidiaries. The main execution of the Agreement with the transfer of possession of the operating assets and the transfer of the operations of the Subsidiaries occurred on January 7, 2025. The transfer of ownership of the assets of the Subsidiaries is expected to occur on January 20, 2025. Proceeds received from the sale will be utilized according to German Insolvency Law. Lilium will not receive proceeds from the sale which will enable it to make any distributions to shareholders.

Incorporation by Reference

The contents on this Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on October 1, 2024 (File No. 333-282442), July 29, 2024 (File No. 333-281082), July 29, 2024, as amended or supplemented (File No. 333-281066), June 14, 2024 (File No. 333-280219), May 3, 2024 (File No. 333-279113), November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

Forward-Looking Statements

The information in this Report on Form 6-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws including, but not limited to, statements regarding the agreement entered into with MUC Mobile Uplift Corporation GmbH in connection with the sale of the assets of the Subsidiaries. These forward-looking statements generally are identified by the words “may,” “shall,” “will,” “would,” “expect to,” “could,” “likely” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K include (but are not limited to) risks that the sale of the operating assets of the Subsidiaries will not be successful and the financing for the Subsidiaries’ future operations will not be obtained, as well as those risks and uncertainties discussed in Lilium N.V.’s filings with the SEC, including in the section titled “Risk Factors” in Exhibit 99.2 to Lilium N.V.’s Report on Form 6-K filed on July 17, 2024 with the SEC which is available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 8, 2025	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director